QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 21

IFR SYSTEMS, INC.

Subsidiaries

Name	State or Jurisdiction of Incorporation
Subsidiaries of IFR Systems, Inc.
IFR Americas, Inc.	Delaware
IFR Finance, Inc.	Kansas
IFR International, Inc.	Barbados
IFR Systems Ltd.	United Kingdom
IFR Finance Limited Partnership	United Kingdom
Subsidiaries of IFR Systems Ltd.
IFR Ltd.	United Kingdom
IFR International Ltd.	United Kingdom
IFR International SA	France
IFR Technologies SA	Spain
IFR Gmbh	Germany

    IFR Systems, Inc. owns 100% of the capital stock of each of its subsidiaries, except for IFR Finance Limited Partnership in which IFR Finance, Inc. owns an interest. IFR Systems Ltd. owns 100% of the capital stock of each of its subsidiaries.

    All subsidiaries do business under their own names.

QuickLinks

EXHIBIT 21 IFR SYSTEMS, INC.